EXHIBIT 12.2
NEVADA POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005

EARNINGS AS DEFINED:
Income From Continuing Operations
After Interest Charges	$134,284	$151,431	$165,694	$224,540	$132,734
Income Taxes	61,652	71,382	78,352	117,510	63,995
Income From Continuing Operations
before Income Taxes	195,936	222,813	244,046	342,050	196,729

Fixed Charges	247,290	210,067	190,836	190,333	159,776
Capitalized Interest (AFUDC-debt)	(17,184	(20,063)	(13,196)	(11,614)	(23,187)

Total	$426,042	$412,817	$421,686	$520,769	$333,318

FIXED CHARGES AS DEFINED:
Interest Expensed and Capitalized (1)	$247,290	$210,067	$190,836	$190,333	$159,776

Total	$247,290	$210,067	$190,836	$190,333	$159,776

RATIO OF EARNINGS TO FIXED CHARGES	1.72	1.97	2.21	2.74	2.09

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Fixed charges” represent the aggregate of interest charges on short-term and long-term debt (whether expensed or capitalized) and the portion of rental expense deemed attributable to interest.  “Earnings” represents pre-tax income from continuing operations plus fixed charges (excluding capitalized interest).